Page 1


             SECURITIES AND


                   EXCHANGE


                   COMMISSION


                   WASHINGTON, D.C.


                   20549


                   FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



For the fiscal year ended December 31, 1999



or



[ ]Transition Report Pursuant to Section 15(d)
of the
   Securities Exchange Act of 1934
For the transition period from
___________________ to _________________
Commission file number 1-44
  A.Full title of the plan and the address of
    the plan, if different from that of the
    issuer named below:
ADM EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED
                   EMPLOYEES
  B.Name of the issuer of the securities held
    pursuant to the Plan and the address of
    its principal executive office:
               ARCHER DANIELS MIDLAND COMPANY
                          BOX 1470
                     DECATUR, IL
62525
1

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              Audited Financial
                          Statement
                          s and
                          Schedules


              ADM Employee Stock
                   Ownership Plan
                   for Salaried
                   Employees

           Years ended December 31,
             1999 and 1998 2
Page 3
              ADM Employee Stock
                   Ownership Plan for
                   Salaried Employees

   Audited Financial Statements and Schedules


     Years ended December 31, 1999 and 1998


                    Contents

Report of Independent Auditors

1 Audited Financial Statements and Schedules

Statements of Net Assets Available for Benefits
2 Statements of Changes in Net Assets Available for Benefits3 Notes to Financial Statements
4 Schedule H, Line 4i - Schedule of Assets Held for Investment
 Purposes at End of Year
9 Schedule H, Line 4j - Schedule of Reportable
Transactions10 Schedule G, Part III - Schedule of Nonexempt Transactions11

3
Page 4

         Report of Independent Auditors


Administrative Committee
ADM Employee Stock Ownership Plan
 for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the ADM
Employee Stock Ownership Plan for Salaried
Employees as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended.
These financial statements are the
responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements
referred to above present fairly, in all
material respects, the net assets available for
benefits of the Plan at December 31, 1999 and
1998, and the changes in its net assets
available for benefits for the years then ended,
in conformity with
accounting principles generally accepted in the
United States.
Our audits were performed for the purpose of
forming an opinion on the financial statements
taken as a whole. The accompanying supplemental
schedules of assets held for investment purposes
as of December 31, 1999, reportable transactions
and non-exempt transactions for the year then
ended, are presented for purposes of additional
analysis required by the Department of Labor's
Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income
Security Act of 1974. These supplemental
schedules are the responsibility of the Plan's
management and are not a required part of the
financial statements, but are supplementary
information required by the  Department of
Labor's Rules and Regulations for Report and
Disclosure under the Employee Retirement Income
Security Act of 1974. The supplemental schedules
have been subjected to the auditing procedures
applied in our audits of the financial
statements and, in our opinion, are fairly
stated in all material respects in the relation
to the financial statements taken as a whole.
                                         /s/
Ernst &  Young LLP
Minneapolis, Minnesota
June 13, 2000
4
Page 5
              ADM Employee Stock Ownership Plan
               for Salaried Employees

   Statements of Net Assets Available for Benefits


December 31
                                            1999
1998

Assets
Cash                                      $
$
                                        167
175
Investments, at fair value
231,197,982 261,853,35
                                                   3
Contributions receivable from employer   1,016,315
1,940,436
Contributions receivable from employees  1,345,427
2,837,125 Loan repayment receivable      32,873
47,297
Net assets available for benefits
$233,592,76 $266,678,3
                                        4
86


See accompanying notes.

5
Page 6
              ADM Employee Stock Ownership Plan
            for Salaried Employees

 Statements of Changes in Net Assets Available
                 for Benefits

                                          Year ended
                                             December
                                             31 1999        1998
Additions:
Contributions from Archer Daniels Midland $12,693,268
$12,689,676 Company
Contributions from participating          17,682,425
17,149,765
employees
Transfer of assets from another plan      11,499,161
1,228,370
Dividend and interest income              13,964,662
13,578,824
                                          55,839,516
44,646,635

Deductions:
Benefit payments:
Common stock                              8,037,087   12,158,907
Cash                                      6,011,807   8,442,674
                                          14,048,894
                                          20,601,581
                                          41,790,622
                                          24,045,054
Net realized and unrealized depreciation
in fair value of investments             (74,876,244
(51,764,389
                                        )           )
Net decrease                              (33,085,622
(27,719,335
                                        )           )

Net assets available for benefits at      266,678,386
294,397,721
beginning of year
Net assets available for benefits at end  $233,592,76
$266,678,38 of year                      4
6


See accompanying notes.
        6
Page 7

1. Significant Accounting Policies

Basis of Accounting

The  accounting records of the ADM Employee Stock
Ownership
Plan for Salaried Employees
(the "Plan") are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other
charges  and expenses  in  connection  with  the
purchase  or  sale   of securities are charged
against the trust fund and  added  to the  cost  of
such securities, or deducted  from  the  sale
proceeds,  as  the  case  may be.  Any  remaining
costs  of administering  the  Plan  are currently
paid  by  the  Plan Sponsor,  Archer  Daniels
Midland  Company  ("ADM"  or  the "Company")  and
its affiliates. While it is anticipated  ADM and
its  affiliates will continue to pay these  costs,
the Plan  does  permit the reasonable expenses of
administering the  Plan  to  be  paid from the
trust fund.  There  are  no
charges  or deductions, other than taxes, that may
be  made against  the trust fund other than those
described  in  this summary.
Use of Estimates
The  preparation of financial statements in
conformity  with generally accepted accounting
principles requires management to  make  estimates
and assumptions that affect the  amounts reported
in the financial statements and accompanying notes.
Actual results could differ from those estimates.
2. Description of the Plan
General
The  Plan  is a defined contribution plan available
to  all salaried
7
Page 8

employees of the Company who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income
Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The  Company  converted the Plan, formerly  called
the  ADM Savings  and Investment Plan, to an
employee stock ownership plan ("ESOP"), effective
April 1, 1998. Most features of the Plan,
including employee and employer contributions,
loans and   withdrawals,   and   distribution
options                                             remained
unchanged.  In  accordance  with  Internal  Revenue
Service regulations for ESOPs, the Plan offers investment options to employees age 55 and older with ten or more years of service.

2. Description of the Plan (continued)

All Plan assets are held and managed by Hickory
Point Bank & Trust, FSB (trustee of the Plan as of
October 1, 1998).  The former  trustee  was
National City Bank of Minneapolis. The trust will continue for an indefinite period of time as provided by the Plan. Hickory Point Bank & Trust,
FSB  is  a subsidiary of ADM.

Contributions

Employees electing to participate can contribute
from 1%  to 10%  of  their current covered
compensation to the Plan.  In addition,  the
Company will match  100%  of  the  first  4%
employee  contribution  and 50%  of  the  next  2%
employee contribution.  All  contributions  are
received  from                                      the
Company in the form of Archer Daniels Midland
Company common stock and are fully vested to the participant.

The  investment option that allows participants age
55 and older with ten years of service to reallocate their ESOP accounts into the various investment funds maintained under the Plan became available January 1, 1999. Shares of ADM stock added to the participants' accounts after April 1, 1998 may be reallocated.

Participant Loans

Participants may borrow from their fund accounts  a
minimum
of  $1,000  up  to  the lesser of $50,000 or  50%
of  their account balance. Loan transactions are
treated as a transfer from  (to)  the investment
fund to (from) the loan  fund.  A maximum  of one
loan may be outstanding to a participant  at any
time.
8
Page 9

Loans are allowed only for purposes of educational and medical expenses and for purchases of a primary residence. Educational or medical expense loans are available for up to five years, and a home purchase loan is available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus one percent at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawals

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted for two reasons: upon reaching age 59 1/2 and for specific hardship circumstances and only after receiving a loan available to the participant under the loan program. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.

Plan Mergers

During  the  years  ended December 31, 1999  and
1998,  the assets and liabilities of certain
savings plans covering the salaried  employees  of
recently acquired  ADM  subsidiaries were merged
into the Plan, as is the policy of ADM.
9
Page 10

3. Investments

The Plan's investments are held by a bank-
administered trust fund.   During   1999  and
1998,  the  Plan's   investments (including
investments bought, sold, as well as held  during
the  year)  appreciated  (depreciated)  in  fair
value   as follows:

                                              Net
                                         Appreciati
                                         o
                                              n
(Depreciati Fair Value on) in Fair     at
                                            Value
                                            End of
                                            Year
                                         During
Year

Year ended December 31, 1999:
Archer Daniels Midland Company common     $(73,402,47
$200,876,57
stock                                    4)
0
Pfizer Incorporated common stock          (1,736,772)
5,367,108
Vanguard Wellington Fund                  (812,461)
3,976,313
Equity mutual funds                       (178,080)
15,179,169
Invesco Stable Value Fund                 -
3,943,268
Participant loans                         -
1,821,084
Cash equivalents                          -
34,470
                                          $(76,129,78
                                        $231,197,98
                                        7)          2

Year ended December 31, 1998:
Archer Daniels Midland Company common     $(54,931,57
$244,252,41
stock                                    0)
9
Pfizer Incorporated common stock          2,922,243
7,053,000
Balanced Fund                             27,392
1,603,183
Equity mutual funds                       156,070
5,309,524
Stable Value Fund                         61,476
2,347,591
Participant loans                         -
1,287,636
                                          $(51,764,38
                                        $261,853,35
                                        9)          3

At December 31, 1999 and 1998, the fair value of the Archer Daniels Midland Company common stock represented more than
5% of the Plan's net assets.

4. Nonparticipant-Directed Investments

Information   about  the  net  assets  and  the
significant components  of  the changes in net
assets  relating  to  the nonparticipant-
directed investments is as follows:
10
Page 11

December 31
                                             1999
1998

Net assets:
Archer Daniels Midland Company common
$200,876,5 $244,252,4
stock                                    70         19
Total
$200,876,5 $244,252,4
                                        70
19

4. Nonparticipant-Directed Investments (continued)

                                                    Y
                                                    e
                                                    a
                                                    r
                                                    e
                                                    n
                                                    d
                                                    e
                                                    d
                                                    D
                                                    e
                                                    c
                                                    e
                                                    m
                                                    b
                                                    e
                                                    r
                                                    3
                                                    1
                                                    ,
                                                    1
                                                    9
                                                    9
                                                    9

Changes in net assets:
Contributions:
Employer                                            $12,693,268
Employee                                            17,682,425
Dividend income                                     13,006,468
Net realized and unrealized depreciation in fair    (73,244,260
value of investments
)
Distributions to participants                       (12,130,368
                                                  )
Transfers to participant-directed investments       (1,383,382)
                                                    $(43,375,84 9)

5. Transactions with Parties-in-Interest

During the years ended December 31, 1999 and 1998, the Plan had the following transactions related to Archer Daniels Midland Company common stock:

                                             1999
1998
Number of common shares contributed       1,959,665
1,404,803
Number of common shares purchased         4,246,432
144,251
Cost of common shares purchased
$39,533,66 $2,710,468
                                        1
Cash dividends received
$3,051,381 $2,611,681
Shares received through stock dividends   773,425
643,564

Number of common shares sold              1,942,207
378,539
Market value of common shares sold
$10,269,76 $7,473,031
                                        5
Cost of common shares sold
$14,720,14 $1,808,559
                                        4

6. Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

11
Page 12
7. Income Tax Status

The  Plan  has  received  a determination  letter
from  the Internal Revenue Service, dated April 10,
1996, stating that the  Plan  is qualified under
Section 401(a) of the Internal Revenue Code
(the  "Code")  and, therefore, the related trust
is  exempt from  taxation.  Once  qualified, the
Plan  is  required  to operate  in  conformity
with  the  Code  to  maintain           its
qualification. The Plan administrator believes the
Plan  is being   operated   in          compliance
with   the   applicable
requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either income or capital gain depending on the event giving rise to the distribution and the method used.


12
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                ADM Employee Stock Ownership
Plan
               for Salaried Employees

                  EIN:  41-0129150
                      Plan #020

  Schedule H, Line 4i - Schedule of Assets Held for
                     Investment Purposes at End of
                     Year

                  December 31, 1999

                            Description of
  Identity of Issue,     Investment Including             Current
       Borrower,        Maturity Date, Rate of
Cost     Value
Lessor or Similar Party    Interest, Par or
                            Maturity Value
SEI Liquid Asset Prime
Obligations Fund #12    34,470 units            $
$
                                              34,470
34,470

Archer Daniels Midland   16,567,140  shares   of
127,143,79 200,876,57
Company*                common stock            6
0

Pfizer Incorporated      165,460    shares    of 1,229,491
5,367,108
                       common stock

Equity mutual funds:
Vanguard S&P 500 Index   83,423 units
10,136,866 11,289,716
Fund
T. Rowe Price Mid-Small
Cap Equity Fund         93,920 units            3,360,418
3,769,001
Hotchkis & Wiley
International Equity    4,563 units             115,520
120,452
Fund
Total equity mutual fund
13,612,804 15,179,169

Invesco Stable Value     3,943,268 units         3,943,268
3,943,268
Fund

Vanguard Wellington Fund 142,214 units           4,425,963
3,976,313

Participant loans        Various notes bearing
                       interest at 8.75% to    0
1,821,084
                       9.50%
Total assets held for investment purposes       $150,389,7
$231,197,9
                                              92
82

*Indicates a party-in-interest to the Plan.
13
Page 14
                        ADM Employee Stock Ownership Plan
                             for Salaried Employees
                                EIN:  41-0129150
                                    Plan #020
            Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year ended December 31, 1999

                                                                                    Current
                                                                                     Value
                                                                                    of
  Asset      Identity of Party
  Purchase   Selling     Cost                  on     Net Gain/
      Involved               Description of           Price     Price    of Asset
Transactio  (Loss)
                            Asset/Transaction                                          n
                                                                                      Date

Category (iii)-- Series of Transactions in Excess of 5% of Net Assets

Archer Daniels Midland Archer Daniels Midland Company
Company               common stock:
                        Purchased 4,246,432 shares
                         in                        $39,533,661           $39,533,66
$39,533,66
                         18 transactions                                1           1
                        Sold 1,942,207 shares in                $10,269,76 14,720,144
10,269,765 $(4,450,37
                         436 transactions                     5                               9)

Hickory Point Bank     SEI Liquid Asset Prime
                     Obligations Fund #12:
                       Purchased 26,484,071 shares
                        in 196 transactions        26,484,071            26,484,071
                       26,484,071 Sold 26,449,601 shares in     26,449,601 26,449,601
                       26,449,601 -
                        214 transactions

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1999.
14
Page 15
                        ADM Employee Stock Ownership Plan
                             for Salaried Employees
                                EIN:  41-0129150
                                    Plan #020

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 1999

                        (b) Relationship
   (a) Identity of     to Plan, Employer (c) Description of Transactions Including
Maturity
    Party Involved          or Other                           Date,
                       Party-in-Interest   Rate of Interest, Collateral, Par or
Maturity
                                                               Value

Archer Daniels Midland  Employer/Plan        The Plan Sponsor failed to timely remit
participant Company     Sponsor                                  401(k)
contributions in February 1999, due to
                                        administrative error. The amount totaled
                                        $1,491,346 and has been subsequently
deposited.

                                      There was no earnings impact to the
                                        participants as a result of the delay.
                                        The subsequent deposit of treasury
                                        stock shares of the Plan Sponsor was
                                        made at the appropriate cost, as if
                                        the deposit had been made timely.

Columns (d) through (j) are not applicable.

*Indicates a party-in-interest to the Plan.
15
Page 16
                               Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

              ARCHER DANIELS MIDLAND COMPANY


                    /s/Douglas J. Schmalz
                Douglas J. Schmalz
                    Vice President and Chief
Financial Officer

Dated:  June 28, 2000
16